Arkonis Capital LLC

Statement of Financial Condition

June 30, 2024

ASSETS		
Cash	$	51,665
Prepaid expense		6,520
TOTAL ASSETS	$	58,185
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	3,535
Due to related party		1,800
TOTAL LIABILITIES		5,335
MEMBER'S EQUITY		
Member's capital		251,804
Deficit accumulated in the development stage		(198,954)
TOTAL MEMBER'S EQUITY		52,850
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	58,185